Exhibit 99.6

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ENACTED PURSUANT TO
SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

Timmins Gold Corp. (the “Company”) is filing with the U.S. Securities and Exchange Commission on the date hereof, its annual report on Form 40-F for the nine months ended December 31, 2011 (the “Report”).

I, Bruce Bragagnolo, Chief Executive Officer and Secretary of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that:

(i) the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ Bruce Bragagnolo
Name:	Bruce Bragagnolo
Title:	Chief Executive Officer and Secretary

Date: March 29, 2012